The Real Brokerage Inc. Broadens Its Tech- Powered Real Estate Brokerage to Hawaii under the Leadership of Starr Kealaluhi

NEWS PROVIDED BY
The Real Brokerage Inc.
Mar 23, 2021, 07:30 ET

TORONTO and NEW YORK, March 23, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a national, technology-powered real estate brokerage, today announced the launch of business in the state of Hawaii, with primary markets on the islands of Maui, Hawaii, Oahu & Kauai.

Starr Kealaluhi will serve as the State Managing Broker. Born on the island of Oahu and raised on the island of Maui, Starr moved to the Big Island in 1995 and has specialized in residential sales on the east side of Hawaii island. She has closed over 800 transactions during her 25-year career.

Starr Kealaluhi will serve as the State Managing Broker for Real in Hawaii.

I joined Real for the very supportive agent atmosphere, along with the mission of 'Work Hard, Be Kind.'

An islander at heart, she enjoys the laid-back island lifestyle and believes that owning real estate in Hawaii is like owning a piece of heaven on earth.

"I love the community. I joined Real for the very supportive agent atmosphere, along with the mission of 'Work Hard, Be Kind,'" said Kealaluhi.

Rene Sands, who has prior experience as a state broker managing over 480 agents, is leading the growth for Real on the island of Maui.

"As inventory tightens in Hawaii, listings and sales will be much more competitive. This is where Real will be beneﬁcial to agents and their business, as it offers agents the opportunity to diversify by building a network of agents nationwide and additional ﬁnancial opportunities through revenue share and equity," Sands said.

"Starr and Sands bring the local expertise, as well as the collaborative, customer-focused perspective that is driving Real's growth in the United States," said Real co-founder and CEO Tamir Poleg.

Contact:

Lynda Radosevich

917-922-7020

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or bene t of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Information relating to Real's future growth plans and strategy, and eligibility of agents to receive performance-based or equity incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.